Exhibit 99.3

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO OR FROM THE UNITED STATES, CANADA, AUSTRALIA, JAPAN OR SOUTH AFRICA.

20 May 2008

Imperial Tobacco Group PLC

Rights Issue to Raise Net Proceeds of £4.9 Billion

The Board of Imperial Tobacco today announces a fully underwritten Rights Issue to raise £4.9 billion (net of expenses) to repay part of the debt facilities put in place to fund the cash consideration paid for the acquisition of Altadis.

The Rights Issue will result in the issue of 338,741,960 New Shares (representing 33.3 per cent. of the enlarged issued share capital of Imperial Tobacco, not including Shares held in treasury by the Company) at a price of 1,475 pence per Share, on the basis of:

1 New Share for every 2 Existing Shares held on 15 May 2008

Rights Issue and other highlights

The New Shares will, when issued and fully paid, rank pari passu in all respects with the Existing Shares, including the right to all future dividends and other distributions declared, made or paid, except that they will not rank for the 2008 interim dividend declared by the Company on 20 May 2008. The Issue Price of 1,475 pence per Share represents a discount of 43.1 per cent. to the closing middle market quotation as derived from the London Stock Exchange’s Daily Official List of 2,618 pence per Share on 19 May 2008, the last Business Day prior to the date of this announcement, adjusted for the interim dividend of 24 pence declared by the Company today.

Shareholder approvals in connection with the Rights Issue were granted at the Extraordinary General Meeting held on 13 August 2007. Dealings in New Shares, nil paid, are expected to commence on the London Stock Exchange on 21 May 2008. The expected latest time and date for acceptance and payment in full under the Rights Issue will be 11.00 a.m. on 11 June 2008.

The Rights Issue is fully underwritten by Hoare Govett, Morgan Stanley, Citi and Lehman Brothers.

The fully underwritten Rights Issue will enable Imperial Tobacco to repay a significant proportion of the equity bridge facility (as provided pursuant to the Equity Bridge Facility Agreement) used to fund part of the cash consideration for the acquisition of Altadis. The remainder of the equity bridge facility will be repaid using the senior bank debt facilities (as provided pursuant to the Senior Bank Debt Facility Agreement) obtained by the Group.

Following the Rights Issue, Imperial Tobacco Group expects to maintain its investment grade credit rating and to maintain its dividend policy, increasing dividends broadly in line with underlying earnings growth, with around a 50 per cent. payout ratio.

This summary should be read in conjunction with the full text of this announcement.

Enquiries

Imperial Tobacco Alex Parsons (Head of Corporate Communications) Simon Evans (Group Press Officer) John Nelson-Smith (Investor Relations Manager) Nicola Tate (Investor Relations Manager)	Telephone: +44 (0) 117 933 7241 Telephone: +44 (0) 117 933 7375 Telephone: +44 (0) 117 933 7032 Telephone: +44 (0) 117 933 7082

Hoare Govett (joint broker, underwriter and listing agent) Hugo Fisher Paul Nicholls	Telephone: +44 (0) 20 7678 8000

Morgan Stanley (joint broker, underwriter and financial adviser) Paul Baker Alastair Cochran	Telephone: +44 (0) 20 7425 5000

Citi (lead financial adviser, sponsor and underwriter) Ian Carnegie-Brown Ian Hart	Telephone: +44 (0) 20 7986 4000

Lehman Brothers (financial adviser and underwriter) Adrian Fisk George Hartley	Telephone: +44 (0) 20 7102 1000

This announcement is an advertisement and not a prospectus and investors should not subscribe for or purchase any Nil Paid Rights, Fully Paid Rights or New Shares referred to in this announcement except on the basis of information in the Prospectus which is expected to be published by Imperial Tobacco today in connection with the Rights Issue. Copies of the Prospectus will, following publication, be available from the Company’s registered office. This announcement does not constitute, or form part of an offer to sell, or the solicitation of an offer to subscribe for or buy, any New Shares. Any decision to invest in the New Shares should only be made on the basis of information in the Prospectus which contains further details relating to Imperial Tobacco in general as well as a summary of the risk factors to which an investment in the New Shares is subject. The Prospectus and Provisional Allotment Letters relating to the Rights Issue are expected to be issued today.

The Company has requested that the Financial Services Authority provides a certificate of approval and a copy of the Prospectus to the competent authorities in Germany, France and the Republic of Ireland.

This announcement is not an offer of securities for sale in the United States. The Nil Paid Rights, the Fully Paid Rights, the New Shares and the Provisional Allotment Letters will not be offered or sold in the United States or to or for the account or benefit of a person located in the United States unless registered under the Securities Act or pursuant to an exemption from such registration. The Nil Paid Rights, the Fully Paid Rights, the New Shares and the Provisional Allotment Letters have not been and will not be registered under the Securities Act and no public offering of the Nil Paid Rights, the Fully Paid Rights, the New Shares or the Provisional Allotment Letters will be made in the United States.

This announcement does not constitute an offer of Nil Paid Rights, Fully Paid Rights, New Shares or Provisional Allotment Letters to any person with a registered address in, or who is resident in, Australia, Canada, Japan or South Africa. None of the Nil Paid Rights, the Fully Paid Rights, the New Shares or the Provisional Allotment Letters has been or will be registered under the relevant laws of any state, province or territory of Australia, Canada, Japan or South Africa. The Prospectus does not constitute an offer to sell or a solicitation of an offer to buy New Shares or to take up entitlements to Nil Paid Rights in any jurisdiction in which such offer or solicitation is unlawful. Subject to certain limited exceptions, neither the Prospectus, the Provisional Allotment Letter nor this announcement will be distributed in or into Australia, Canada, Japan or South Africa.

Citi, which is regulated and authorised in the United Kingdom by the Financial Services Authority, is acting as lead financial adviser, sponsor and underwriter to Imperial Tobacco and for no-one else in connection with the Rights Issue and will not be responsible to anyone other than Imperial Tobacco for providing the protections afforded to clients of Citi or for providing advice in relation to the Rights Issue, the contents of this announcement and the accompanying documents or any matters or arrangements referred to herein or therein.

Lehman Brothers, which is regulated and authorised in the United Kingdom by the Financial Services Authority, is acting as financial adviser and underwriter to Imperial Tobacco and for no-one else in connection with the Rights Issue and will not be responsible to anyone other than Imperial Tobacco for providing the protections afforded to clients of Lehman Brothers or for providing advice in relation to the Rights Issue, the contents of this announcement and the accompanying documents or any matters or arrangements referred to herein or therein.

Hoare Govett and Morgan Stanley, both of which are regulated and authorised in the United Kingdom by the Financial Services Authority, are acting exclusively as joint brokers and underwriters to Imperial Tobacco (and, in the case of Morgan Stanley, as financial adviser to Imperial Tobacco and, in the case of Hoare Govett, as listing agent to Imperial Tobacco) and for no-one else in connection with the Rights Issue and will not be responsible to anyone other than Imperial Tobacco for providing the protections afforded to clients of Hoare Govett and Morgan Stanley respectively or for providing advice in relation to the Rights Issue, the contents of this announcement and the accompanying documents or any matters or arrangements referred to herein or therein.

Citi, Lehman Brothers, Hoare Govett and Morgan Stanley may, in accordance with applicable legal and regulatory provisions, engage in transactions in relation to the Nil Paid Rights, the Fully Paid Rights, the New Shares and/or related instruments for their own account for the purpose of hedging their underwriting exposure or otherwise. Except as required by applicable law or regulation, Citi, Lehman Brothers, Hoare Govett and Morgan Stanley do not propose to make any public disclosure in relation to such transactions.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

Prices and values of, and income from, shares may go down as well as up and an investor may not get back the amount invested. It should be noted that past performance is no guide to future performance. Persons needing advice should consult an independent financial adviser.

The statements contained in this announcement that are not historical facts are “forward-looking” statements. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Imperial Tobacco’s control and all of which are based on Imperial Tobacco’s current beliefs and expectations about future events. Forward-looking statements are typically identified by the use of forward-looking terminology such as “believes”, “expects”, “may”, “will”, “could”, “should”, “intends”, “estimates”, “plans”, “assumes” or “anticipates” or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties. In addition, from time to time, Imperial Tobacco or its representatives have made or may make forward-looking statements orally or in writing. Furthermore, such forward-looking statements may be included in, but are not limited to, press releases or oral statements made by or with the approval of an authorised executive officer of Imperial Tobacco. These forward-looking statements and other statements regarding matters that are not historical facts involve predictions. No assurance can be given that such future results will be achieved; actual events or results may differ materially as a result of risks and uncertainties facing Imperial Tobacco and its subsidiaries. Such risks and uncertainties could cause actual results to vary materially from the future results indicated, expressed or implied in such forward-looking statements. The forward-looking statements contained in this announcement speak only as of the date of this document and Imperial Tobacco undertakes no duty to, and will not necessarily, update any of them in light of new information or future events, except to the extent required by applicable law, the Prospectus Rules, the Listing Rules and the Disclosure and Transparency Rules.

Without limitation, the contents of the websites of the Group do not form part of this announcement.

Imperial Tobacco Group PLC

Rights Issue to Raise Net Proceeds of £4.9 Billion

Introduction

On 25 January 2008 Imperial Tobacco announced that it had completed its acquisition of Altadis for a cash consideration of €50 per share, representing an enterprise value for Altadis of €15.2 billion (£11.3 billion as at 25 January 2008), taking into account Altadis’ net debt and the interests of minority shareholders at that date.

The Company today announces a fully underwritten Rights Issue in order to repay part of the debt facilities put in place to fund the cash consideration paid for the acquisition of Altadis. At the Extraordinary General Meeting held on 13 August 2007, the acquisition of Altadis was approved by Shareholders, the authorised share capital of the Company was increased to £5,604 million and the Directors were empowered to allot the New Shares in connection with the Rights Issue. Further approval from Shareholders for the Rights Issue is therefore not required.

The Rights Issue will result in the issue of 338,741,960 New Shares (representing 50.0 per cent. of the existing issued share capital of Imperial Tobacco and 33.3 per cent. of the enlarged issued share capital of Imperial Tobacco, not including Shares held in treasury by the Company) at a price of 1,475 pence per Share, on the basis of:

1 New Share for every 2 Existing Shares held on 15 May 2008

Background to and reasons for the Rights Issue

The acquisition of Altadis was financed through senior bank debt facilities and an equity bridge facility (provided pursuant to the Senior Bank Debt Facility Agreement and the Equity Bridge Facility Agreement respectively) and existing funds of the Group.

The Company is now raising approximately £4.9 billion (net of expenses) by means of a Rights Issue of 338,741,960 New Shares at a price of 1,475 pence per Share, on the basis of 1 New Share for every 2 Existing Shares held on the Record Date. These proceeds will be used to reduce the Group’s financial indebtedness by repaying a significant proportion of the equity bridge facility, with the remainder of the equity bridge facility being repaid using the senior bank debt facilities.

The Rights Issue has been fully underwritten by Hoare Govett, Morgan Stanley, Citi and Lehman Brothers.

Information on the Imperial Tobacco Group

Following the acquisition of Altadis, Imperial Tobacco has reinforced its position as the world’s fourth largest international tobacco company. Imperial Tobacco manufactures, markets and sells a comprehensive range of cigarettes, fine cut tobacco, cigars, rolling papers and tubes and provides logistics and distribution services for tobacco and other products. It currently sells products in over 160 countries worldwide, with particular strengths in the UK, Germany, Spain, France, Morocco, the US, The Netherlands, Australia, Russia and Ukraine.

The Group’s international cigarette brands Davidoff, West and Gauloises Blondes are supported by a strong portfolio of regional and local brands such as Fortuna, Lambert & Butler, JPS,

Horizon, Fine, Maxim, Excellence, Gitanes, Route 66, USA Gold and Sonoma. Fine cut tobacco brands including Drum and Golden Virginia, cigar brands including Cohiba, Romeo y Julieta and Montecristo (through Habanos) and Dutch Masters and the Rizla rolling papers brand complement the cigarette portfolio. Through Logista, ADF and Altadis Maroc, the Group operates a major Southern European logistics business.

Current trading and prospects

Imperial Tobacco today published unaudited interim results for the six months ended 31 March 2008. The overall anticipated performance of the Group for the financial year ending 30 September 2008 remains in line with the Directors’ expectations at the time of Imperial Tobacco’s trading update in March 2008.

Integration Process

Since the acquisition of Altadis, Imperial Tobacco has been undertaking a review of the activities of the Group as a whole with the aim of integrating the Altadis Group. Following the review, the Directors have updated the targeted operational efficiencies to be generated through the integration.

The Directors believe that the Group will be able to generate annual operating efficiencies of approximately €300 million by the end of the financial year ending 30 September 2010, rising to approximately €400 million by the end of the financial year ending 30 September 2012. It is estimated that the one-off cash cost of achieving these efficiencies will be approximately €600 million, ahead of the €470 million previously estimated, reflecting the higher efficiency target. In addition, the Directors believe that annual revenue synergies of approximately €60 million in net revenue will be generated by the close of the financial year ending 30 September 2011 as a result of realising opportunities from the enhanced operating platform and brand and product portfolios.

The Directors anticipate that the detailed integration projects supporting achievement of these targets will be progressed in accordance with applicable laws and regulations including those relating to consultation with works councils and employees in mid to late June 2008.

Principal terms and conditions of the Rights Issue

Imperial Tobacco is now raising approximately £4.9 billion (net of expenses) by way of the Rights Issue. The Issue Price of 1,475 pence per New Share, which is payable in full on acceptance by no later than 11.00 a.m. on 11 June 2008, represents a 43.1 per cent. discount to the closing middle market price quotation as derived from the London Stock Exchange’s Daily Official List of 2,618 pence per Share on 19 May 2008, the last Business Day prior to the announcement of the Rights Issue, adjusted for the dividend of 24 pence declared by the Company on 20 May 2008.

Subject to the fulfilment of, amongst others, the conditions described in the Prospectus, the Company will offer 338,741,960 New Shares by way of rights to Qualifying Shareholders at 1,475 pence per Share, payable in full on acceptance. The Rights Issue will be on the basis of:

1 New Share for every 2 Existing Shares

held by and registered in the names of Qualifying Shareholders on the Record Date, and so in proportion to any other number of Existing Shares then held and otherwise on the terms and conditions set out in the Prospectus and, in the case of Qualifying Non-CREST Shareholders only, the Provisional Allotment Letter. Holdings of Shares in certificated and uncertificated form will be treated as separate holdings for the purpose of calculating entitlements under the Rights Issue. Fractions of New Shares will not be allotted to Qualifying Shareholders and, where necessary, fractional entitlements will be rounded down to the nearest whole number of New Shares. Such fractions will be aggregated and, if possible, sold in the market for the benefit of the Company as soon as practicable after commencement of dealings, nil paid. The net proceeds of such sales (after deduction of expenses) will be aggregated and an equivalent amount will ultimately accrue for the benefit of the Company, save that any Shareholder will be entitled to receive any proceeds in respect of a fractional entitlement of £5.00 or more.

Subject to certain exceptions, the Rights Issue will not be extended to Qualifying Shareholders in Australia, Canada, Japan, South Africa or the United States.

The New Shares will, when issued and fully paid, rank pari passu in all respects with the Existing Shares, including the right to all future dividends and other distributions declared, made or paid, except that they will not rank for the 2008 interim dividend declared by the Company on 20 May 2008. The Rights Issue will result in the issue of 338,741,960 New Shares, which will form 33.3 per cent. of the Shares in issue immediately following the Rights Issue (not including Shares held in treasury by the Company).

Applications have been made for the New Shares to be admitted to the Official List and to trading on the London Stock Exchange’s market for listed securities. It is expected that Admission will become effective and dealings will commence (nil paid) in the New Shares at 8.00 a.m. (London time) on 21 May 2008.

The latest time and date for acceptance and payment in full under the Rights Issue will be 11.00 a.m. on 11 June 2008, unless otherwise announced by the Company via a Regulatory Information Service.

Dividends and dividend policy

Following the Rights Issue, Imperial Tobacco expects to maintain its dividend policy, increasing dividends broadly in line with underlying earnings growth, with around a 50 per cent. payout ratio. Imperial Tobacco’s dividend policy is aimed at ensuring that Shareholders continue to benefit from the successful growth and strong cash flows of the Group.

Directors’ intentions

Each of the Directors who holds Shares intends to subscribe for New Shares in respect of his or her full entitlement under the Rights Issue (save in respect of Shares held through Individual Savings Account arrangements).

This announcement does not constitute, or form part of an offer to sell, or the solicitation of an offer to subscribe for or buy, any of the New Shares to be issued or sold in connection with the Rights Issue. Any decision to invest in the New Shares should only be made on the basis of information in the Prospectus which will also contain further details relating to the Rights Issue and the Imperial Tobacco Group in general, as well as a summary of the risk factors to which an investment in the New Shares is subject.

Expected timetable of principal events

Each of the times and dates in the table below is indicative only and may be subject to change.

2008

Record Date for Rights Issue	close of business on 15 May

Despatch of Provisional Allotment Letters (to Qualifying Non-CREST Shareholders only)	20 May

Nil Paid Rights credited to stock accounts in CREST of Qualifying CREST Shareholders	21 May

Dealings in New Shares, nil paid, commence on the London Stock Exchange and Existing Shares marked “ex-rights”	8.00 a.m. on 21 May

Nil Paid Rights and Fully Paid Rights enabled in CREST	8.00 a.m. on 21 May

Recommended latest time and date for requesting withdrawal of Nil Paid Rights from CREST (i.e. if your Nil Paid Rights are in CREST and you wish to convert them to certificated form)	4.30 p.m. on 5 June

Recommended latest time for depositing renounced Provisional Allotment Letters, nil or fully paid, into CREST or for dematerialising Nil Paid Rights or Fully Paid Rights into a CREST stock account	3.00 p.m. on 6 June

Latest time and date for splitting Provisional Allotment Letters, nil or fully paid	3.00 p.m. on 9 June

Latest time and date for registration of renunciation of Provisional Allotment Letters, nil paid and fully paid	11.00 a.m. on 11 June

Latest time and date for acceptance, payment in full and registration of renunciation of Provisional Allotment Letters	11.00 a.m. on 11 June

Commencement of dealings in New Shares, fully paid, on the London Stock Exchange	8.00 a.m. on 12 June

New Shares credited to CREST stock accounts	12 June

Expected date of despatch of definitive share certificates for the New Shares in certificated form	18 June

The times set out in the expected timetable of principal events above and mentioned throughout this announcement are times in London. The times and dates set out in the expected timetable of principal events above and mentioned throughout this announcement may be adjusted by Imperial Tobacco in consultation with the Underwriters, in which event details of the new times and dates will be notified to the UK Listing Authority, the London Stock Exchange and, where appropriate, Qualifying Shareholders.

Copies of the Prospectus will be available free of charge upon request for inspection during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) from the date of publication of the Prospectus until commencement of dealings in New Shares fully paid, which is expected to be on 12 June, at the offices of Allen & Overy LLP, One Bishops Square, London E1 6AD and at the registered office of Imperial Tobacco. Copies of the Prospectus will be also available on Imperial Tobacco’s website: www.imperial-tobacco.com.

In addition, the Prospectus will be available for inspection at the UK Listing Authority’s Document Viewing Facility at the Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

This announcement has been issued by, and is the sole responsibility of, Imperial Tobacco Group PLC.

Definitions

“ABN AMRO Hoare Govett” or “Hoare Govett”	ABN AMRO Bank N.V., Hoare Govett Limited and/or ABN AMRO Bank N.V. Sucursal en España, as the context requires;

“ADF”	Altadis Distribution France S.A.S.;

“Admission”	the admission to the Official List of the New Shares (nil paid or fully paid, as the case may require);

“Altadis”	Altadis, S.A.;

“Altadis Group”	Altadis and its subsidiary undertakings (and, where the context admits, Habanos) and, where the context permits, each of them;

“Altadis Maroc”	Altadis Maroc, S.A.;

“Board”	the board of directors of Imperial Tobacco;

“Business Day”	any day (excluding Saturdays and Sundays) on which banks are open in London for normal banking business;

“Citi”

Citibank N.A., London Branch, Citigroup Global Markets Limited, Citigroup Global Markets U.K. Equity Limited, Citibank International plc and/or Citibank International plc, Sucursal en España, as the context requires;

“Company” or “Imperial Tobacco”	Imperial Tobacco Group PLC, a company incorporated in England and Wales with registered number 3236483, having its registered office at PO Box 244, Upton Road, Bristol BS99 7UJ;

“CREST”	the relevant system (as defined in the CREST Regulations) in respect of which Euroclear UK & Ireland Limited is the Operator (as defined in the CREST Regulations);

“CREST Regulations”	the Uncertificated Securities Regulations 2001, as amended;

“Daily Official List”	the daily record setting out the prices of all trades in shares and other securities conducted on the London Stock Exchange;

“the Directors”	the directors of the Company at the date of this announcement and “Director” means any one of them;

“Disclosure and Transparency Rules”	the Disclosure and Transparency Rules of the UK Listing Authority;

“Equity Bridge Facility Agreement”

the agreement dated 18 July 2007 (as amended from time to time) entered into by, amongst others, Imperial Tobacco (as borrower) and Imperial Tobacco Limited (as guarantor), more particularly described in Part XIII of the Prospectus (“Additional Information”);

“EU”	the European Union;

“Euroclear UK & Ireland”	Euroclear UK & Ireland Limited, the operator of CREST;

“Excluded Territories”	Australia, Canada, Japan, South Africa and the United States;

“Existing Shares”	the Shares in issue immediately prior to the Rights Issue;

“Extraordinary General Meeting”	the extraordinary general meeting of the Company held on 13 August 2007;

“FSMA”	the Financial Services and Markets Act 2000, as amended;

“Fully Paid Rights”	rights to acquire the New Shares fully paid;

“Habanos”	Corporación Habanos, S.A., a company which distributes and sells cigars manufactured in Cuba and owned as to 50 per cent. by Altadis and 50 per cent. by Empresa Cubana del Tabaco;

“Imperial Tobacco Group” or “Group”

the Company and its subsidiary undertakings and, where the context permits, each of them, which, before 25 January 2008, excluded the Altadis Group and, after 25 January 2008, includes the Altadis Group;

“Issue Price”	1,475 pence per New Share;

“Lehman Brothers”	Lehman Brothers Europe Limited, Lehman Brothers International (Europe), Lehman Loan Funding LLC, Lehman Brothers Holdings, Inc. and/or Lehman Brothers Bankhaus AG, as the context requires;

“Listing Rules”	the Listing Rules of the UK Listing Authority;

“Logista”	Compañía de Distribución Integral Logista, S.A.;

“London Stock Exchange”	London Stock Exchange plc;

“Morgan Stanley”	Morgan Stanley Bank International Limited, Morgan Stanley Senior Funding, Inc. and/or Morgan Stanley & Co. International plc, as the context requires;

“New Shares”	338,741,960 Shares proposed to be issued by Imperial Tobacco pursuant to the Rights Issue;

“Nil Paid Rights”	New Shares in nil paid form provisionally allotted to Qualifying Shareholders pursuant to the Rights Issue;

“Official List”	the list maintained by the UK Listing Authority pursuant to Part VI of FSMA;

“Prospectus”	the prospectus which is expected to be published on 20 May 2008 by the Company in relation to the Rights Issue;

“Prospectus Rules”	the rules made for the purposes of Part VI of FSMA in relation to offers of securities to the public and admission of securities to trading on a regulated market;

“Provisional Allotment Letter(s)”

the renounceable provisional allotment letter relating to the Rights Issue, expected to be dispatched on 20 May 2008 to Qualifying Non-CREST Shareholders other than Shareholders with a registered address in, or who are resident in, Excluded Territories or are otherwise located in the United States (subject to certain exceptions) as described in Part VIII of the Prospectus (“Terms and Conditions of the Rights Issue”);

“Qualifying CREST Shareholders”	Qualifying Shareholders whose Existing Shares on the register of members of Imperial Tobacco at the Record Date are in uncertificated form and held through CREST;

“Qualifying Non-CREST Shareholders”	Qualifying Shareholders whose Existing Shares on the register of members of Imperial Tobacco at the Record Date are in certificated form;

“Qualifying Shareholders”	Shareholder(s) on the register of members of Imperial Tobacco at the Record Date;

“Record Date”	close of business on 15 May 2008;

“Regulatory Information Service”	any of the services set out in Schedule 12 of the Listing Rules;

“Rights Issue”	the proposed issue of the New Shares to Qualifying Shareholders by way of rights on the terms and subject to the conditions set out in the Prospectus and, in the case of Qualifying Non-CREST Shareholders, the Provisional Allotment Letters;

“Securities Act”	the US Securities Act of 1933, as amended;

“Senior Bank Debt Facility Agreement”

the agreement dated 18 July 2007 (as amended from time to time) entered into by, amongst others, Imperial Tobacco Finance PLC and Imperial Tobacco Enterprise Finance Limited (as borrowers) and Imperial Tobacco and Imperial Tobacco Limited (as guarantors), more particularly described in Part XIII of the Prospectus (“Additional Information”);

“Shareholders”	the holders of any shares issued in the share capital of the Company from time to time and “Shareholder” means any one of them;

“Shares”	the ordinary shares of 10 pence each in the capital of Imperial Tobacco;

“UK” or “United Kingdom”	the United Kingdom of Great Britain and Northern Ireland;

“UK Listing Authority”

the Financial Services Authority in its capacity as the competent authority for the purposes of Part VI of FSMA and in the exercise of its functions in respect of the admission to the Official List otherwise than in accordance with Part VI of FSMA;

“uncertificated” or “in uncertificated form”	a Share recorded on Imperial Tobacco’s register as being held in uncertificated form in CREST and title to which, by virtue of the CREST Regulation, may be transferred by means of CREST;

“Underwriters”	Citi, Lehman Brothers, Hoare Govett and Morgan Stanley; and

“United States” or “US”	the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia.

In this announcement, unless the context requires otherwise:

•                  All references to “pounds”, “pounds sterling”, “sterling”, “£”, “pence”, “penny” and “p” are to the lawful currency of the United Kingdom.

•                  All references to “euros”, “EUR” and “€” are to the lawful currency of the member states of the EU that adopt a single currency in accordance with the Treaty establishing the European Community as amended.

•                  Where a figure has been presented in this announcement in one currency and is translated into another currency, the exchange rate used is used solely for convenience and illustrative purposes and should not be construed as a representation that the currency amount actually represents such other currency amount or could be converted into such other currency at the rate used or at any other rate.

•                  All references in this announcement to times are, unless otherwise stated, references to the time in London, United Kingdom.